Exhibit 99.1

LEDDARTECH MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of LeddarTech Holdings Inc. (“LeddarTech” or the “Company”) at and for the three-months ended December 31, 2024, and 2023. This MD&A should be read in conjunction with the audited annual consolidated financial statements and the annual MD&A of the Company at and for the fiscal years ended September 30, 2024, 2023 and 2022 (restated) (“FY2024”, “FY2023” and “FY2022”, respectively) included in the Company’s Annual Report on Form 20-F for the year ended September 30, 2024 as filed with the U.S. Securities and Exchange Commission on December 26, 2024 (the “2024 Annual Report”), and the interim condensed consolidated financial statements of the Company at and for the three-month ended December 31, 2024 (“Q1-2025”) and 2024 (“Q1-2024”).

The financial information reported herein have been prepared in accordance with International Financial Reporting Standard (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and is presented in Canadian dollars unless otherwise stated.

All per share amounts reflect amounts per common share and are based on unrounded amounts. Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation and certain other amounts that appear in this MD&A may similarly not sum due to rounding.

In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under section titled “Item 3.D Risk Factors” of the 2024 Annual Report. For more information about forward-looking statements, refer to section titled “Cautionary Note Regarding Forward-Looking Statements.”

The Company presents non-IFRS financial measures to assess operating performance. The Company presents net earnings (loss) before interest, taxes, depreciation and amortization (“EBITDA (loss)”) and Adjusted EBITDA (loss). These non-IFRS measures do not have standardized meanings under IFRS and are not likely to be comparable to similarly designated measures reported by other corporations. The reader is cautioned that these measures are being reported in order to complement, and not replace, the analysis of financial results in accordance with IFRS. Management uses both measures that comply with IFRS and non-IFRS measures, in planning, overseeing and assessing the Company’s performance.

The terms and definitions associated with non-IFRS financial measures as well as a reconciliation to the most comparable IFRS measures are included in the section titled “Non-IFRS Financial Measures” in this MD&A.

Company Overview

LeddarTech was formed in 2007 under the Canada Business Corporations Act (the “CBCA”) and is at the forefront of the automotive industry evolution, from driver awareness to active safety and advanced autonomy. Our mission is to deliver high-performance AI automotive software that enables the market to deploy Advanced Driver Assistance Systems (“ADAS”) features. The main target markets are automotive ADAS and AD applications for OEMs, automotive system integrators that are direct suppliers to OEMs, Tier 1 suppliers and Tier 2 suppliers. We pursue our mission by developing innovative artificial intelligence (“AI”) based low-level fusion (“LLF”) and perception software technology, which closely replicates elements of human perception. We believe that AI-based LLF is the cornerstone of the next generation of automotive advanced driver assistance systems (“ADAS”) and autonomous driving (“AD”) systems.

On June 12, 2023, LeddarTech Holdings Inc. (“Newco”), a company incorporated under the laws of Canada entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among LeddarTech Holdings Inc., Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada.

Unless otherwise indicated and unless the context otherwise requires, “LeddarTech” or “the Company”, at all times prior to consummation of the Business Combination, refers to LeddarTech Inc. and its consolidated subsidiaries, and at all times following consummation of the Business Combination, refers to LeddarTech Holdings Inc. and its consolidated subsidiaries.

Refer to the following section titled “Business Combination and Public Company Costs” and to Note 3 of the Q1-2025 unaudited interim condensed consolidated financial statements of the Company for additional information on the amalgamation of the Company on December 21, 2023.

Discontinued activities

In connection with the transition to a “pure play” automotive software business model, in FY2022 we made the strategic decision to discontinue our LiDAR components and modules businesses. In September 2024, the Company ceased its modules operations. The results of operations and cash flows related to these businesses are reclassified as discontinued operations in the unaudited consolidated statements of loss and comprehensive loss and interim condensed consolidated statements of cash flows. Refer to Note 4 Discontinued Operations for further information.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this MD&A that do not directly or exclusively relate to historical facts constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements in this MD&A and in any document incorporated by reference in this MD&A may include, but are not limited to, statements about:

●	the benefits of the Business Combination;

●	the Company’s financial performance following the Business Combination;

●	our ability to raise additional capital, including pursuant to the Bridge Financing and Equity Financing described herein;

●	our ability to comply with the covenants in our debt financing agreements;

●	our ability to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, our lenders under our debt instruments;

●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects, and plans;

●	expansion plans and opportunities; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and factors relating to our operations and business environment, including those discussed under section titled “Item 3.D Risk Factors” of the 2024 Annual report, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this MD&A, or the documents incorporated by reference in this MD&A, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any such statement is based.

Business Combination and Public Company Costs

On December 21, 2023 (the “Closing Date”), as contemplated in the BCA, Prospector, LeddarTech and Newco completed a series of transactions:

●	Prospector continued as a corporation existing under the laws of Canada (the “Continuance” and Prospector as so continued, “Prospector Canada”);

●	Prospector Canada and Newco amalgamated (the “Prospector Amalgamation” and Prospector Canada and Newco as so amalgamated, “Amalco”);

●	the preferred shares of LeddarTech converted into common shares of LeddarTech and, on the terms and subject to the conditions set forth in a plan of arrangement (the “Plan of Arrangement”), Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco having a negotiated aggregate equity value of $200 million (valued at $10.00 per share) plus an amount equal to the aggregate exercise price of LeddarTech’s outstanding “in the money” options immediately prior to the Prospector Amalgamation (the “Share Exchange”) plus additional Amalco “earnout” shares (with the terms set forth in the BCA);

●	LeddarTech and Amalco amalgamated (the “Company Amalgamation” and LeddarTech and Amalco as so amalgamated, the “Company”); and

●	in connection with the Company Amalgamation, the securities of Amalco converted into an equivalent number of corresponding securities in the Company (other than as described in the BCA with respect to the Prospector Class B ordinary shares) and each of LeddarTech’s equity awards (other than options to purchase LeddarTech’s class M shares) were cancelled for no compensation or consideration and LeddarTech’s equity plans were terminated (and the options to purchase LeddarTech’s class M shares became options to purchase common shares of the Company (the “Company Common Shares” or the “Common Shares”)).

The Continuance, the Prospector Amalgamation, the Share Exchange, the Company Amalgamation and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination”.

On June 12, 2023, concurrently with the execution of the BCA, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of approximately US$44.0 million (the “PIPE Financing”). PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination. Accordingly, the PIPE Investors held approximately 42.8% of the 20 million LeddarTech common shares outstanding immediately prior to the Closing. The PIPE Convertible Notes are convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share. The PIPE Financing closed on the Closing Date after the Business Combination.

Prior to the Closing Date, holders of an aggregate of 855,440 Prospector Class A ordinary shares, par value $0.0001 per share (the “Prospector Class A Shares”) representing approximately 39% of the total Prospector Class A Shares then outstanding, exercised their right to redeem those shares for approximately $10.93 per share, or a total of approximately $9.3 million paid from Prospector’s trust account (the “SPAC Redemption”) in accordance with the terms of Prospector’s amended and restated memorandum and articles of association, as amended.

Following the SPAC Redemption, and as part of a series of related steps in connection with the consummation of the Business Combination, Prospector distributed 1,338,616 Prospector Class A Shares to the holders on the Closing Date of the 1,338,616 Prospector Class A Shares that were not redeemed in connection with the Business Combination. Such distribution was not made with respect to any other Prospector or LeddarTech shares issued and outstanding prior to or upon consummation of the Business Combination.

On the Closing Date, the following securities issuances were made by the Company to Prospector’s securityholders following the SPAC Redemption and in connection with the above-referenced share distribution: (i) each outstanding Prospector Class A Share was exchanged for one Company Common Share, (ii) each outstanding non-voting special share of Prospector, a new class of shares in the capital of Prospector convertible into Prospector Class A Shares, was exchanged for one non-voting special share of the Company and (iii) each outstanding warrant of Prospector (the “Prospector Warrants”), which includes 965,749 Prospector Warrants that were issued upon conversion of the amount accrued under Prospector’s convertible note with the Sponsor to finance Prospector’s transaction costs in connection with its initial business combination, was assumed by the Company and became a warrant of the Company (“Company Warrant” or “Warrant”).

On the Closing Date, following the SPAC Redemption and the foregoing issuances, LeddarTech’s shareholders immediately prior to the consummation of the Business Combination, including investors in the PIPE Financing, received Company Common Shares pursuant to the BCA representing approximately 69.5% of the Company Common Shares outstanding immediately following consummation of the Business Combination.

On December 22, 2023, the Common Shares and Warrants became listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “LDTC” and “LDTCW”, respectively. As a consequence of the Business Combination, the Company has become an SEC-registered company listed on Nasdaq, which has required the Company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The Company expects to incur additional significant annual expenses as a public company.

Accounting Treatment

The Business Combination was accounted for as a reverse asset acquisition in accordance with IFRS since Prospector does not meet the definition of a business in accordance with IFRS 3. Consequently, the Business Combination was accounted for under IFRS 2 as it relates to the stock exchange listing service received and under other relevant IFRS standards for cash and other assets acquired. Under this method of accounting, Prospector was treated as the “acquiree” for accounting purposes, the net assets of Prospector are recognized at their fair value, and no goodwill or other intangible assets are recorded. In accordance with IFRS 2, the difference between the fair value of the consideration paid (i.e., the Surviving Company Common Shares and Surviving Company Class A Non-Voting Special Shares issued to Prospector shareholders) over the fair value of the identifiable net assets of Prospector was represented a service for the listing of the Surviving Company and was recognized as an expense.

LeddarTech has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an acquisition of the listing service and assets of Prospector.

●	LeddarTech’s shareholders prior to consummation of the Business Combination have the greatest voting interest in the Surviving Company with an approximately 69.5% voting interest;

●	The largest individual minority shareholder of the Surviving Company was a shareholder of LeddarTech prior to consummation of the Business Combination;

●	Senior management of the Surviving Company is composed of a majority of senior management of LeddarTech prior to consummation of the Business Combination;

●	Directors of LeddarTech prior to consummation of the Business Combination form a majority on the board of directors of the Surviving Company;

●	LeddarTech is the larger entity based on historical total assets and revenues; and

●	LeddarTech’s operations comprise the ongoing operations of the Surviving Company.

Basis of presentation

LeddarTech acquired a 60% interest in VayaVision in July 2020. VayaVision’s assets, liabilities and results of operations are reflected in LeddarTech’s consolidated financial statements, with the non-controlling interests’ share of net assets and results of operations reflected on LeddarTech’s consolidated statement of financial position and consolidated statement of loss and comprehensive loss. In order to satisfy a condition to closing of the Business Combination that LeddarTech purchase the remaining 40% interest in VayaVision, and in accordance with the terms of the option agreement entered into by LeddarTech and the VayaVision shareholders at the date of acquisition, LeddarTech exercised its contractual right to purchase the remaining 40% interest in VayaVision on November 1, 2023. The consideration paid by LeddarTech was $57,724, consisted of 66,550 Company Common Shares, after payment of the applicable withholding tax, which will entitle the shareholders to receive 5,548 Surviving Company Common Shares. The founding shareholders from whom LeddarTech purchased the majority of the remaining shares in VayaVision demanded that LeddarTech provide a tax indemnity as a condition to the purchase. LeddarTech believes the demand for a tax indemnity is without merit based on the terms and conditions of the option agreement, and at LeddarTech’s request the share transfer was recorded in VayaVision’s share registry and the Israeli Registrar of Companies. LeddarTech believes that, if the founding shareholders were to pursue a claim, it would not have a material adverse effect on the Surviving Company’s business, financial condition or results of operation. Following acquisition of the remaining 40% interest in VayaVision, none of VayaVision’s assets or results of operations from the date of acquisition have been allocated to non-controlling interest.

Recent Developments

LeddarTech Announces First OEM Design Win for LeddarVision ADAS Solution

On February 3, 2025, LeddarTech announced that the Company has been selected by one of the world’s leading commercial vehicle OEMs (original equipment manufacturers) to be the fusion and perception software supplier for their ADAS program for 2028 model year vehicles.

LeddarVision stood out for its superior performance and efficiency in a multi-modal sensor system with both cameras and radars, and the ability to scale to various models and sensor configurations. LeddarTech revenue from this design win is expected to begin in 2025 for engineering services, with per-vehicle royalty revenue anticipated in late 2027. While project work is to commence immediately, the arrangement remains subject to the parties entering into definitive agreements.

Listing transfer to Nasdaq Capital Markets

On February 5, 2025, we received approval from the Nasdaq Stock Market (“Nasdaq”) to transfer the listing of its securities from the Nasdaq Global Market to the Nasdaq Capital Market. The Company’s Common Shares and publicly traded warrants will continue to trade under the symbols “LDTC” and “LDTCW,” respectively. The transfer of the Company’s listing to the Nasdaq Capital Market is not expected to have any impact on trading in the Company’s securities. This transfer is expected to take effect as of the opening of trading on February 6, 2025.

As previously disclosed, we received notifications from Nasdaq indicating we had failed to comply with certain continued listing requirements for the Nasdaq Global Market. In connection with the transfer of our listing to Nasdaq Capital Market, we had either cured such deficiencies or met the applicable standards on the Nasdaq Capital Market and will be subject to robust Nasdaq Capital Market listing standards going forward.

Amendments to Credit Facility and Bridge Financing Offer

On February 3, 2025, we announced that we have entered into a fifteenth amendment agreement (“Fifteenth Amending Agreement”) with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the amended and restated financing offer dated as of April 5, 2023 (the “Desjardins Credit Facility”), pursuant to which Desjardins has agreed to, among other things, (i) temporarily postpone payment of interest for the months of July through December 2024 until the earlier of (x) the date of the final disbursement of one or several equity investments in the borrower for minimum gross proceeds amount of US$35,000,000 in the aggregate (the “Short-Term Outside Date”), and (y) February 28, 2025; and (ii) temporarily reduce the minimum cash covenant under the Desjardins Credit Facility to C$1,000,000 until the earlier of (x) the Short-Term Outside Date, and (y) February 28, 2025, and a minimum cash balance of C$5,000,000 at all times after such date.

The Fifteenth Amending Agreement to the Desjardins Credit Facility also provides for a monthly payment by LeddarTech to Desjardins of C$125,000, which monthly fee is earned and payable on the first day of each month, until the Short-Term Outside Date, which must occur on or prior to February 28, 2025. The payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) January 2025 is postponed to the earlier of (x) the Short-Term Outside Date, and (y) February 28, 2025.

In addition, we have entered into a third amending agreement (the “Third Amending Agreement”) with the initial bridge lenders and certain members of management and the board of directors (collectively, the “Bridge Lenders”) with respect to the bridge financing offer dated as of August 16, 2024 (the “Bridge Financing Offer”) pursuant to which the Bridge Lenders have agreed to, among other things, extend the maturity of the bridge loan to the earlier of (x) February 28, 2025 and (y) the business day following the Short-Term Outside Date.

Strategic Collaboration Agreement and Software License Agreement

On December 9, 2024, we announced that LeddarTech and Texas Instruments have entered into a strategic collaboration agreement and a software license agreement to enable a comprehensive, integrated platform solution for ADAS and AD markets.

The agreement outlines a total payment of US$9.89 million in advance royalties, with the potential for additional royalties over time. An initial payment of US$5.0 million was received by the Company on December 12, 2024. A subsequent payment of US$3.0 million USD was received on January 7th, 2025, following the completion of the demonstrator during the Consumer Electronics Show in Las Vegas. The final US$1.89 million will be contingent upon the execution of a client contract with an original equipment manufacturer (OEM).

The consideration received in advance from Texas Instruments was recorded as contract liability until the Company fulfils its related obligations.

Issuance of Common Shares Under the SEPA Agreement

As of January 2025, we have issued 7,195,000 common shares under the SEPA agreement, generating net proceeds of US$11.3 million (CA$15.9 million). For more details, refer to “— Financing Transactions — Standby Equity Purchase Agreement” below.

Financial Highlights[1]

	Q1- 2025	Q1- 2024
Continuing Operations
Revenues	$51,878	$52,000
Loss from operations	(13,218,705)	(63,912,986)
Finance costs, net	13,746,884	(2,422,558)
Loss before income taxes	(27,012,529)	(61,490,428)
Net loss and comprehensive loss	(27,012,664)	(61,490,428)
Net loss and comprehensive loss attributable to Shareholders of the Company	(27,012,664)	(61,188,116)
Loss per share
Net loss per common share (basic and diluted) (in dollars)	(0.86)	(17.06)
Weighted average common shares outstanding (basic and diluted)	31,483,617	3,587,572
EBITDA (loss)(1)	(22,059,095)	(60,290,981)
Adjusted EBITDA (loss)(1)	$(11,143,209)	$(8,572,571)

Discontinued Operations
Net income and comprehensive income and net income and comprehensive income attributable to Shareholders of the Company	$544,280	$1,046,669

[1]	EBITDA (loss) and Adjusted EBITDA (loss) are non-IFRS financial measures. Refer to section titled “Non-IFRS Financial Measures” for more details.

Key Factors Affecting LeddarTech’s Performance

Following our transition to the pure-play automotive software business model (“Pure Play business”), including the divestment of our modules and components businesses (“legacy businesses”), our revenues will no longer include revenues for the sale of LiDAR hardware and sensor components, and related servicing revenue. The revenues related to the legacy businesses represented $1.2 million for Q1-2025 compared to $1.7 million for Q1-2024.

Going forward, the Company’s financial position and results of operations will depend to a significant extent on our ability to (i) develop and expand commercial relationships with OEMs and Tier-1 suppliers, (ii) expand our ADAS market presence and benefit from regulatory mandates, (iii) leverage offroad vehicles and industrial markets and (iv) monetize potential for significant value in data collection. See “Item 4.B. Business Overview — Growth Strategies” and “Item 4.B. Business Overview — Business Model.” in the Company’s 2024 Annual Report. Key factor affecting our performance are expected to include the number and nature of commercial agreements we enter into with Tier 1 suppliers and OEMs, negotiated payment arrangements prior to our solutions being included in production vehicles, and unit sales of production vehicles incorporating our solutions.

To the extent we are able to develop and expand our commercial relationships with Tier 1 suppliers and OEMs, we anticipate that our future revenues will be primarily comprised of Non-Recurring Engineering services (“NRE”) revenues from completed Proof of Concept (“POC”) and Proof of Technology (“POT”) assessments, software evaluation sales based on unit sales, licensing fees, royalty payments on per unit sales and maintenance fees. Our software licensing business model is expected to generate licensing revenue based in part upon the number of vehicles using our solutions that are sold, as well as licensing rights to data created or collected by our solutions.

The Company has been subject to a covenant to maintain a minimum unencumbered cash balance of at least $5.0 million, temporarily reduced to $1 million, under the terms of the Desjardins Credit Facility, as more fully described below. While it is expected that receipt of the proceeds from the Bridge Facility and other sources of capital, including the SEPA and the TI Pre-paid Royalty Fee, may enable LeddarTech to comply with the Minimum Cash Covenant, LeddarTech may again in the future be unable to maintain the minimum cash balance. In order for the Company’s anticipated financial resources to be sufficient to meet its capital requirements for the 12 months following the date hereof, the Company will need to raise additional capital, and if it raises an insufficient amount of capital, the Company will need to seek relief from its lenders and reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. In connection with any cost reduction plans or activities, the Company will be required to incur cash and non-cash expenses. See “Item 3.D. Risk Factors — Risks Related to Our Business — LeddarTech has limited sources of available liquidity and if it does not raise additional capital is expected to operate under an alternative operating plan. A reduction in LeddarTech’s operating costs may materially adversely affect LeddarTech in a number of ways” as disclosed in the 2024 Annual Report.

Financing and Restructuring Activities

Potential Implementation of Cost Management Plan. As of December 31, 2024 the Company had a cash balance of approximately $17.7 million, of which approximately $17.7 million was unrestricted. Pursuant to the Fifteenth Amendment of the Desjardins Credit Facility, reduce the minimum cash covenant under the Desjardins Credit Facility to $1,000,000 until the earlier of (x) the Short-Term Outside Date, and (y) February 28, 2025, and a minimum cash balance of C$5,000,000 at all times after such date. Pursuant to the Fifteenth Amendment, Desjardins also agreed, among other things to temporarily postpone payment of interest for the months of July through December 2024 until the earlier of (x) the date of the final disbursement of one or several equity investments in the borrower for minimum gross proceeds amount of US$35,000,000 in the aggregate (the “Short-Term Outside Date”), and (y) February 28, 2025. For more details, refer to “— Financing Transactions —Desjardins Credit Facility” below. Continued compliance with the terms of the Desjardins Credit Facility may require reaching an agreement with Desjardins to obtain further relief from the current Minimum Cash Covenant.

The Company will need to raise substantial amounts of additional capital beyond the Bridge Financing, pursuant to the Equity Financing or otherwise. If we are unable to raise additional capital, we will not be able to remain in compliance with the covenants in our debt instruments or meet our debt service obligations. If we are successful in raising additional capital but in amounts insufficient to support normal business operations, we expect that the Company would need to implement a cost management plan as deemed necessary and appropriate so that it can manage compliance with the terms of any waiver or modified minimum cash balance requirement that it is able to negotiate with Desjardins. The Company would then have to maintain operating costs at targeted levels to ensure operating costs will not exceed anticipated available liquidity. Such cost management actions may include a reduction in product development activities (a key driver of our cash expenditures), as well as potentially significant reductions in staffing and bonuses. If the cost management plan is fully implemented, we expect to incur cash charges of up to approximately $3.3 million in connection with the implementation of the cost management plan, primarily related to severance expense related to headcount reduction. If the Company is not successful in raising additional capital and/or is unable to satisfy the Minimum Cash Covenant or to agree with Desjardins to a reduction in the Minimum Cash Covenant, the cash available may not be sufficient to fully implement the cost management plan.

If implemented, the cost management plan would be expected to focus most of the Company’s resources (financial and human) on customer acquisition and design wins based on our existing software platform and the features we have released to date and less resources on continuous product improvement or new product development. Successfully executing on our operating and cost management plans and maintaining an adequate level of liquidity, however, will be subject to various risks and uncertainties, including how successful we are at achieving design wins and production contracts, our ability to manage expenses and the availability of additional sources of funding and/or ability to refinance existing funding. Our internal forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties. We expect to continue to generate significant operating losses in the foreseeable future. See “— Subsequent Events” and “Item 3.D. Risk Factors — Risks Related to Our Business — LeddarTech has limited sources of available liquidity and if it does not raise additional capital is expected to operate under an alternative operating plan. A reduction in LeddarTech’s operating costs may materially adversely affect LeddarTech in a number of ways.”, in the Company’s 2024 Annual Report.

Components of Results of Operations

Revenues. Historically, our revenue has been generated from the sale of products LiDAR hardware and sensor components, and related servicing revenue. Following our transition to the pure-play automotive software business model, our revenues will no longer include revenues from these businesses (legacy businesses), and we expect our revenues to be primarily comprised of non-recurring engineering revenues, software sales based on unit sales, licensing fees and maintenance fees.

Gross Profit (Loss).    Gross profit (loss) represents our total revenues, less cost of sales, which historically have consisted of materials, equipment and salaries and related expenses. Following our transition to the pure-play automotive software business model, we expect our cost of goods sold to be primarily comprised of salaries and related expenses, data acquisition and storage fees.

Operating expenses.    Operating expenses have historically been comprised of selling, general and administrative, stock-based compensation and research and development costs. Following our transition to the pure-play automotive software business model, we expect our operating expenses to be comprised of the same items.

Other (income) costs.    Other (income) costs historically have been comprised of grant revenue and costs. Following our transition to the pure-play automotive software business model, we expect our Other (income) costs to be primarily comprised of the same items.

Results of Operations

Comparison of three-month periods ended December 31, 2024, and 2023

Revenues

			Change
	Q1-2025	Q1-2024	$	%
Services	51,878	52,000	(122)	(0.2)
Total	51,878	52,000	(122)	(0.2)

Total revenues are comprised mainly of service revenues which remained relatively flat at $52,000 in Q1-2025 compared to Q1-24. The revenues associated with the sale of LiDAR hardware and sensor components, and related servicing revenue is reclassified as discontinued operations in the unaudited interim condensed consolidated statement of loss and comprehensive loss. The revenues related to the legacy businesses represented $1.2 million for Q1-2025 compared to $1.7 million for Q1-2024.

Operating expenses

			Change
	Q1-2025	Q1-2024	$	%
Marketing and product management	952,641	1,198,485	(245,844)	(20.5)
Selling	395,418	752,504	(357,086)	(47.5)
General and administrative	4,778,438	4,420,237	358,201	8.1
Research and development costs	5,465,396	2,677,689	2,787,707	104.1
Stock-based compensation	1,678,690	(5,985,250)	7,663,940	128.0
Listing expenses	-	59,139,572	(59,139,572)	(100.0)
Transaction costs	-	1,761,747	(1,761,747)	(100.0)
Total	13,270,583	63,964,984	(50,694,401)	(79.3)

Marketing and product management

For Q1-2025, marketing and product management expenses were $1.0 million compared to $1.2 million for Q1-2024. The decrease of $0.2 million or 20.5% as compared to Q1-2024 is primarily attributable to lower salaries and related costs of $0.2 million.

Selling

For Q1-2025, selling expenses were $0.4 million compared to $0.8 million for Q1-2024. The decrease of $0.4 million or 47.5% as compared to Q1-2024 is primarily attributable to lower salaries and related costs of $0.4 million.

General and administrative

For Q1-2025, general and administrative expenses were $4.8 million compared to $4.4 million for Q1-2024. The increase of $0.4 million or 8.1% as compared to Q1-2024 is primarily attributable to higher salaries and related costs of $0.3 million.

Research and development costs

Research and development costs were $5.5 million for Q1-2025 compared to $2.7 million in Q1-2024. This increase of $2.8 million or 104.1% is primarily attributable to development costs of $2.8 million which were not capitalized in Q1-2025. In Q1-2024, the Company capitalized product development costs based on management’s judgement of market potential and its technical and financial ability to complete commercialization. During Q1-2025, these costs no longer meet the criteria for capitalization and the company expensed all applicable costs.

The higher research and development expenses were partially offset by lower salaries and related costs of $0.3 million and materials and supplies costs of $0.4 million.

Stock-based compensation

Immediately prior to the acquisition of Prospector, the Company adopted an Equity Incentive Plan (the “Plan”) for certain qualified directors, executive officers, employees and consultants. This Plan continues in full force and effect as the Company equity incentive plan following the Company Amalgamation. The number of shares available for issuance under the Plan shall not exceed 5,000,000 shares at any time. The Plan will provide for the grant of unvested Company Common Shares, (i) share options (“options”), (ii) restricted share units (“RSUs”), (iii) deferred share units (“DSUs”) and (iv) performance share units (“PSUs”). Various vesting conditions may apply to each award and may include continued service, performance and/or other conditions.

For Q1-2025, the stock-based compensation expense was $1.7 million compared to $(6.0) million for Q1-2024. This increase of $7.7 million or 128.0% in Q1-2025 as compared to Q1-2024 is primarily due to a lower stock-based compensation expense in Q1-2024, which resulted in a gain on modification of stock options of $6.0 million as well as $1.7 million of stock-based compensation expense recorded in Q1-2025 relating to awards granted upon adoption of the Plan and initial grant in Q2-2024.

For additional information of stock-based compensation, refer to Notes 3 and 9 of the Q1-2025 interim condensed consolidated financial statements.

Listing expenses

The listing expenses were $0 for Q1-2025 as compared to $59.1 million for Q1-2024. Listing expenses were related to the Business Combination and represents the difference between the fair value of the Common Shares and Class A Non-Voting Special Shares issued to the shareholder of Prospector, net of the fair value of the assets acquired and liability assumes, which includes Public Warrants, Private Warrants and Vesting Sponsor Warrants. For additional information, refer to Note 3 of the Q1-2025 interim condensed consolidated financial statements.

Transaction costs

Transaction costs for were $0 for Q1-2025 as compared to $1.8 million for Q1-2024. Transaction fees were related to the Business Combination. For additional information, refer to Note 3 of the Q1-2025 interim condensed consolidated financial statements.

Other (income) costs

Other (income) costs are composed of finance costs, net of finance income.

For Q1-2025, the finance costs, net, were $13.7 million as compared to finance income, net, of $2.4 million for Q1-2024. These variations were primarily due to the following items;

			Change
	Q1-2025	Q1-2024	$	%
Interest expense (income)	4,504,501	756,649	3,747,852	459.3
Loss (gain) on revaluation of financial instruments carried at fair value	5,602,056	(2,963,283)	8,565,339	289.0
Other	3,640,327	(215,924)	3,856,251	1785.9
Finance (income) costs, net	13,746,884	(2,422,558)	16,169,442	667.5

●	Interest expenses: The increase of $3.7 million or 459.3% in Q1-2025 as compared to Q1-2024 was mainly due to the interest expense on term loan, credit facility, convertible notes and bridge loans of $3.1 million, non-capitalizable borrowing costs related to the bridge loan of $0.7 million and bridge loan issuance costs of $0.6 million offset by the gain of on modification of bridge loan of $3.2 million and interest income of $0.1. Further, interest expense in Q1-2024 was lower due to $2.3 million of borrowing costs which were capitalized. Refer to “Liquidity and Capital Resources” section for more details.

●	Loss (gain) on revaluation of instruments carried at fair value: The loss of $5.6 million on revaluation of financial instruments carried at fair value for Q1-2025 was mainly attributable to the remeasurement of bridge loans, warrant liability and conversion options resulting in expense of $5.6 million in Q1-2025 compared with a gain on revaluation of conversion options and warrant liabilities of $3.0 million in Q1-2024.

●	Other: The increase of $3.9 million for Q1-2025 was mainly due to an unfavorable foreign exchange impact of $3.7 million and lower gain on lease modification in Q1-2025 of $0.2 million. Refer to Note 12 of the Q1-2025 interim condensed consolidated financial statements for more details.

Net Loss and comprehensive loss from continuing operations

			Change
	Q1-2025	Q1-2024	$	%
Net loss and comprehensive loss	(27,012,665)	(61,490,428)	(34,477,763)	(56.1)

For Q1-2025, the net loss was $27.0 million compared to a net loss of $61.5 million for Q1-2024. The decrease in net loss of $34.5 million or 56.1% as compared to Q1-2024 is primarily attributable to the following elements:

●	the decrease in operating expenses of $50.7 million, mainly due to lower listing expenses, transaction costs, marketing and product management and selling expenses offset by higher general and administrative costs, research and development costs and stock-based compensation expense; partially offset by

●	the increase of finance costs of $16.2 million, mainly due to higher interest expenses, a loss on revaluation of financial instruments carried at fair value of $5.6 million compared with a gain on revaluation of financial instruments in Q1-2024, foreign exchange losses and lower capitalized borrowing costs;

Refer to sections titled “Operating expenses” and “Other (income) costs” for more details.

EBITDA and Adjusted EBITDA, net

			Change
	Q1-2025	Q1-2024	$	%
Net loss from continuing operations	(27,012,664)	(61,490,428)	34,477,764	(56.1)
Deferred income taxes	135	-	135	(100.0)
Depreciation of property and equipment	170,977	189,639	(18,662)	(9.8)
Depreciation of right-of-use assets	112,822	108,365	4,457	4.1
Amortization of intangible assets	165,134	137,112	28,022	20.4
Interest expense (income)	4,504,501	764,330	3,740,170	489.3
EBITDA (loss) from continuing operations	(22,059,095)	(60,290,981)	38,231,886	(63.4)
Foreign exchange loss (gain)	3,635,140	(67,715)	3,702,855	(5468.0)
Loss (gain) on revaluation of financial instruments carried at fair value	5,602,056	(2,963,283)	8,565,339	(289.0)
Gain on lease modification	-	(166,661)	166,661	(100.0)
Stock-based compensation	1,678,690	(5,985,250)	7,663,940	(128.0)
Listing expense	-	59,139,572	(59,139,572)	(100.0)
Transaction costs	-	1,761,747	(1,761,747)	(100.0)
Adjusted EBITDA (loss) from continuing operations	(11,143,209)	(8,572,571)	(2,570,638)	(30.0)

For Q1-2025, the EBITDA (loss) was $22.1 million compared to an EBITDA (loss) of $60.3 million for Q1-2024. This decrease in EBITDA (loss) of $38.2 million or (63.4)% as compared to Q1-2024 is primarily attributable to the decrease in net loss from continuing operations of $34.5 million as compared to Q1-2024 due to lower operating expenses.

For Q1-2025, the Adjusted EBITDA (loss) was $11.1 million compared to an Adjusted EBITDA (loss) of $8.6 million for Q1-2024. This increase of Adjusted EBITDA (loss) of $2.6 million or 30.0%. in Q1-2025 as compared to Q1-2024 is primarily attributable to higher research and development expenses resulting from the change in accounting for capitalized development costs. During Q1-2025, these costs no longer meet the criteria for capitalization and the company expensed all applicable costs.

See the section titled “Non-IFRS financial measures” for more information regarding EBITDA and Adjusted EBITDA.

Net Income from Discontinued Operations

			Change
	Q1-2025	Q1-2024	$	%
Net income and comprehensive income from discontinuing operations	544,280	1,046,669	(502,389)	(48.0))

For Q1-2025, net income from discontinued operations was $0.5 million compared to a net profit of $1.0 million for Q1-2024 primarily attributable to decreased revenue of $1.1 million and lower expenses of $1.0 million as the Company ceased its module operations. Refer to Note 4 in the Q1-2025 unaudited interim condensed consolidated financial statements for more details.

Selected Financial Position Information

The following table presents selected financial information from the consolidated Statements of Financial Position as of December 31, 2024, and September 30, 2024.

As of	December 31, 2024	September 30, 2024
Total assets	32,126,519	18,927,222
Current financial liabilities
Bridge loans	16,169,151	9,913,619
Non-current financial liabilities
Long-term debt	86,278,352	79,306,811
Government grant liabilities	822,352	789,127
Total	87,100,704	80,095,938

The increase in total assets of $13.2 million from September 30, 2024 to December 31, 2024 is mainly attributable to the increase in cash of $12.4 million, an increase in prepaid expenses of $1.5 million and prepaid financing fees of $0.1 million, partially offset by aa decrease in inventories of $0.5 million and decrease in property and equipment and right-of-use assets of $0.1million and $0.2 million, respectively. Refer to the “Liquidity and Capital Resources” section for more details on cash variations.

The increase of current financial liabilities of $6.2 million from September 30, 2024, to December 31, 2024, is attributable to the increase in the bridge loan financing. The increase of non-current financial liabilities of $7.0 million from September 30, 2024, to December 31, 2024, is attributable to the increase of convertible loans of $5.2 million, increase in credit facility of $0.8 million and an increase of the term loan of $0.9 million. Refer to the “Liquidity and Capital Resources” section for more details.

Liquidity and Capital Resources

Summary of the Consolidated Statements of cash Flows

Comparison of three-month periods Ended December 31, 2024, and 2023

			Change
	Q1-2025	Q1-2024	$	%
Net cash flows related to operating activities	(5,427,024)	(21,573,892)	16,146,868	(74.8)
Net cash flows related to investing activities	(80,176)	(1,242,814)	1,162,638	(93.5)
Net cash flows related to financing activities	17,971,869	47,629,803	(29,657,934)	(62.3)
Effect of foreign exchange on cash	-	(681,501)	681,501	(100.0)
Net increase (decrease) in cash	12,464,669	24,131,596	(11,666,927)	(48.3)
Cash, beginning of year	5,269,084	5,056,040	213,044	4.2
Cash, end of year	17,733,753	29,187,636	(11,453,883)	(39.2)

Operating Activities

For Q1-2025, net cash outflows related to operating activities were $5.4 million, compared to $21.6 million for Q1-2024. The decrease of $16.1 million, or 74.8%, in net cash outflows related to operating activities was primarily due to the favorable net change in non-cash working capital of $4.9 million during Q1-2025 compared to the unfavorable net change in non-cash working capital of $13.3 million in Q1-2024, partly offset by a higher net loss and comprehensive loss, excluding non-cash items, of $10.3 million for Q1-2025 compared to $8.2 million for Q1-2024.

Investing Activities

For Q1-2025, net cash outflows related to investing activities were $0.1 million compared to $1,2 million for Q1-2024. The decrease of net cash flows related to investing activities of $1.2 million or 93.5% is primarily explained by lower intangible asset additions offset by lower R&D tax credits received of $1.5 million.

Financing Activities

For Q1-2025, net cash inflows related to financing activities were $18.0 million compared to $47.6 million for Q1-2024. This decrease of $29.7 million is primarily due to higher financing proceeds from the issuance of convertible notes, net of debt issuance costs, of $29.6 million and to the cash acquired from a reverse asset acquisition of $19.5 million during Q1-2024 compared with net proceeds from bridge loan of $3.8 million and cash received from the sale of shares under the SEPA agreement of $14.4 million in Q1-2025. Refer to Note 3, 5, 6 and 8 of our Q1-2025 unaudited interim condensed consolidated financial statements for more details.

Liquidity and capital management

Since inception, LeddarTech has incurred cumulative losses from operations and negative cash flows from operating and investing activities and had an accumulated deficit of $670.5 million as of December 31, 2024, primarily driven by our investments in research and development activities, including fusion perception technologies, and our operating costs supporting our discontinued modules and components business. LeddarTech realized net losses of $26.5 million for Q1-2025 and of $60.4 million for Q1-2024.

For Q1-2025, LeddarTech had net cash outflows related to operating activities amounting to $5.3 million offset by a net cash inflow from investing activities of $0.1 million. LeddarTech expects to continue to realize net losses and net negative cash flows from operations in the near term. LeddarTech’s principal sources of liquidity have been the issuance of equity, convertible notes and loans from third parties.

As of December 31, 2024, LeddarTech had total liabilities of $130.7 million, including $14.0 million in accounts payable, $7.2 million in contract liabilities, $16.2 million outstanding on the Bridge loan, $11.7 million outstanding on the Desjardins Term Loan (credit facility), $29.0 million outstanding on credit facilities, $45.6 million outstanding on the convertible notes issued as part of the PIPE Financing, $11.7 million outstanding under the IQ Loan Agreement (term loan), $2.5 million of convertible warrants, $2.1 million of lease liabilities, $1.7 million of government grant liabilities and total shareholders’ deficiency (total assets less total liabilities) of $98.6 million. For more details, refer to “Financing Transactions” section and to Note 5 of LeddarTech’s Q1-2025 unaudited interim condensed consolidated financial statements.

Results of Business Combination and PIPE Financing

On January 5, 2023, Prospector held an extraordinary general meeting at which Prospector’s shareholders approved amendments to Prospectors Amended and Restated Memorandum and Articles of Association to extend the date by which Prospector must complete a business combination from January 12, 2023 to December 31, 2023. In connection with this meeting, shareholders holding an aggregate of 30,305,944 Prospector’s Class A Shares, representing approximately 93.2% of the Prospector Class A Shares then outstanding, exercised their right to redeem their shares for $10.15 per share, for a total of approximately $307.6 million paid from Prospector’s Trust Account, leaving approximately $22.3 million in the Trust Account after such redemption.

 On December 21, 2023, holders of an aggregate of 855,440 Prospector Class A Shares, representing approximately 39% of the total Prospector Class A Shares then outstanding, exercised their right to redeem those shares for approximately US$10.93 per share, for a total of approximately US$9.3 million paid from Prospector’s Trust Account, leaving approximately US$14.6 million in the Trust Account after such redemption.

 As a result of consummation of the Business Combination and accounting for the foregoing redemption payments and receipt of funds from Trust Account, we received approximately $0.9 million in net proceeds from the Business Combination after accounting for our payment of approximately $5.3 million of transaction costs. We also received aggregate proceeds of approximately US$44.0 million from the PIPE Financing between June 12, 2023, when the Business Combination Agreement was entered into, and December 21, 2023, when the Business Combination was completed. See “ — PIPE Financing” below.

Need for Additional Capital

The Company has limited sources of liquidity. As of December 31, 2024, the Company had a cash balance of $17.7 million, which had been reduced to $15.9 million on February 10, 2025.

In order to address its near-term liquidity needs, the Company has reached an agreement in principle with several of its principal shareholders and its principal lender pursuant to which such parties would fund the Company with an aggregate of US$9.0 million in bridge debt financing (the “Bridge Financing”). The Bridge Financing is intended to support the Company’s ability to satisfy its near-term liquidity needs while the Company continues to progress its discussions, including with certain potential strategic investors, to secure US$35.0 million or more in an additional equity capital (the “Equity Financing”). See “Recent Developments - Bridge Financing and Waiver under Desjardins Credit Facility” above.

The Company will need to raise substantial amounts of additional capital in addition to the Bridge Facility, the TI Pre-paid Royalty fee, pursuant to the Equity Financing or otherwise. If the Company is unable to raise additional capital, it will not be able to remain in compliance with the covenants in its debt instruments or meet its debt service obligations. If we are successful in raising additional capital but in amounts insufficient to support its normal operations, the Company will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations.

The Company has developed a flexible and scalable cost management plan to be implemented to the extent deemed necessary and appropriate so that LeddarTech can maintain operating costs at targeted levels (through strict cost control and budgeting discipline) to ensure operating costs will not exceed anticipated available liquidity. The cost management plan includes the possibility of significant reduction in product development expenditures, significant headcount reductions, and compensation adjustments. The extent to which the cost management plan would need to be implemented will be dependent upon several factors, including scope and terms of any forbearance agreement, waiver, amendment to, or relief from, the minimum cash covenant applicable to LeddarTech and the amount and extent to which the Company is able to raise additional capital in a timely manner, if at all.

It is expected that LeddarTech will need to implement the cost management plan to some degree if it is not successful in its efforts to raise sufficient amounts of additional capital, and depending on the level of relief from the minimum cash covenant LeddarTech is able to negotiate with its lender. Implementation of the cost management plan, if necessary, may materially adversely affect LeddarTech in a number of ways, and would exacerbate risks to which LeddarTech is already subject. For example, a reduction in product development expenditures and headcount reductions may materially limit LeddarTech’s ability to complete, test and offer to the market a comprehensive suite of integrated features and services, and if LeddarTech is only able to offer a limited suite of features and services, it will be less likely to realize the full revenue and profitability potential of its solutions and less able to effectively compete in its targeted markets. Implementation of the cost management plan may also significantly reduce the number of Tier 1 and OEM customers that LeddarTech would be able to support, which in turn would be expected to have a material adverse effect on its revenue and potential profitability.

Pursuant to the Company’s cost management plan, in the event the Company does not raise sufficient additional capital, we expect that LeddarTech will reduce its employee headcount. Such headcount reduction would result in a substantial decrease in the number of Company employees to the extent the cost management plan is fully implemented. The extent of any headcount reduction will be based primarily on management’s assessment of available liquidity, key operating and business needs, and prevailing conditions at the time. Any significant reduction in headcount has the potential to materially adversely affect our operations and future operating results, including by:

●	delaying our ability to timely deliver operational software solutions to our target customers;

●	impairing our ability to obtain requisite industry certifications, which would then need to be obtained by the Tier 1 or OEM customer;

●	restricting our ability to calibrate and configure our software solutions for more than one set of sensor types, which may make our solutions less appealing to our customers and delay our ability to sell our software solutions to a broad range of Tier 1 and OEM customers;

●	delaying our ability to expand the domain capabilities of our software solutions, such as being able to market our software solution for use in snow conditions without additional software capabilities being added to our solutions, which we would be unable to do on the same time frame as if we had not reduced our headcount; and

●	further limiting our revenue opportunities due to the fact that a reduced headcount would constrain our ability to service a desired number of Tier 1 and OEM customers.

Each of these potential consequences of any headcount reductions could adversely affect the marketability of our software solutions and the timing and extent of our ability to generate revenue. Additionally, significant headcount reductions may adversely impact our accounting and finance function and make it more difficult to remediate existing significant deficiencies and material weaknesses. Reductions in headcount also will result in immediate severance and other cash costs, which could be significant and may therefore reduce the effectiveness and objectives of our cost management plan in the short-term. Realization of any of these consequences of a headcount reduction could materially adversely affect our business, results of operations, and financial condition.

Further, a reduction in headcount across LeddarTech may adversely affect LeddarTech’s ability to timely prepare and publish accurate financial information, develop effective internal controls over financial reporting and remediate existing significant deficiencies and material weaknesses (or identify significant deficiencies and material weaknesses in the future). In connection with any cost reduction plans or activities, the Company will be required to incur cash and non-cash expenses.

Pursuant to the terms of the Minimum Cash Covenant in the Desjardins Credit Facility, LeddarTech has been required to maintain a minimum unencumbered cash balance of $5.0 million. Pursuant to amendments to the Desjardins Credit Facility, to give the Company sufficient time to finalize the definitive documentation for the Bridge Financing, the Minimum Cash Covenant had been temporarily reduced to $1.0 million until the earlier of (a) the Short-Term Outside Date, and (b) February 28, 2025, and a minimum cash balance of $5 million at all times after such date.

LeddarTech may in the future be unable to comply with the Minimum Cash Covenant, absent an agreement by the lender to further amend, waive or otherwise provide relief from the Minimum Cash Covenant, unless it raises additional capital and/or is able to successfully implement its cost management plan. If LeddarTech is unable to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, Desjardins, or following receipt of any such relief is nonetheless unable to comply with its terms, and as a result LeddarTech were to fail to comply with such Minimum Cash Covenant, Desjardins would have the right to declare the Desjardins Term Loan to be due and payable, and if it elected to do so, approximately $131.5 million aggregate principal amount of indebtedness of LeddarTech (including the Desjardins Term Loan, the IQ Credit Facilities, the PIPE Convertible Notes and the Bridge Loan) plus payment in kind (PIK) interest accrued on the PIPE Convertible Notes would also be subject to acceleration. While LeddarTech may seek additional financing to avoid or cure such an outcome or seek from Desjardins further forbearance, waiver or other relief from such requirements, there is no assurance that it would be able to do so on commercially reasonable terms, or at all. In such circumstances, LeddarTech’s ability to continue as a going concern would be materially and adversely affected and investors in LeddarTech’s Common Shares could lose all or a substantial part of their investment.

Financing Transactions

Set forth below is a summary description of recent financing transactions. Refer to Note 5, 6 and 8 of LeddarTech’s Q1-2025 unaudited interim condensed consolidated financial statements for more details.

Bridge Financing

In order to meet its near-term liquidity needs, on August 16, 2024, the Company, as borrower, and VayaVision, as guarantor, entered into the Bridge Facility (as amended by a First Amending Agreement, dated October 11, 2024, and Second Amending Agreement, dated December 6, 2024) with Desjardins, FS LT Holdings II LP, an affiliate of one of our principal shareholders (“FS”), and Investissement Québec (“IQ,” and collectively with Desjardins and FS, the “Bridge Lenders”) pursuant to which the Bridge Lenders agreed to lend to the Company the aggregate of up to US$9.0 million Bridge Loans in order to meet the Company’s near-term obligations while the Company continues to seek to close the Equity Financing.

In connection with the Bridge Facility, an affiliate of FS converted US$1.5 million aggregate principal amount of its PIPE Convertible Notes into Common Shares of the Company at a conversion price of US$2.00 per share. In addition, pursuant to the terms of the Bridge Facility, each of FS and IQ will have the right, but not the obligation, to convert its Bridge Loan into Common Shares at a conversion price of US$5.00 per share.

The Bridge Facility is comprised of two tranches, with the first tranche in the amount of US$6.0 million funded in equal amounts by the Bridge Lenders on August 19, 2024, and the second tranche in the amount of US$3.0 million funded in equal amounts by the Bridge Lenders on October 15, 2024. The second tranche of the Bridge Facility was conditioned on the absence of a default under the Bridge Loans and the receipt by the Company of a commitment, in form and substance satisfactory to the Bridge Lenders, from a strategic investor to invest a minimum amount of US$5.0 million in the Equity Financing. The second tranche included Bridge Loans in an aggregate amount of approximately US$334,000 from certain members of management and the board of directors.

Amounts outstanding under the Bridge Loans bear interest at the US base rate (currently 9.0%), plus 4.0%. Interest under the Bridge Loans is to be capitalized monthly (instead of being payable in cash) and added to the outstanding principal amount of the Bridge Loans. The Bridge Loans had a maturity date of November 15, 2024, since extended by a Third Amending Agreement to to the earlier of (i) February 28, 2025 and (ii) the Business Day following the closing of the Follow on Offering (“the Maturity date”).

The approximately US$6.0 million of Bridge Loans funded by IQ and FS were issued at a 25% original issue discount (meaning that US$8.0 million of Bridge Facility debt issued by the Company in exchange for US$6.0 million in gross proceeds), provided, however, that no interest would accrue or be payable in respect of the amount of original issue discount.

Upon completion of one or more Equity Financing transactions generating gross proceeds of not less than US$35.0 million (including Common Shares sold pursuant to the SEPA, the TI Pre-paid Royalty Fee and the conversion described below of approximately US$6.0 million of Bridge Loans into equity):

●	FS and IQ would be obligated to convert their Bridge Loans (including the amount of the original issue discount) into securities of the Company issued in the Equity Financing at a price reflecting an approximately 11% discount to the offer price in the Equity Financing

●	The Company would be obligated to repay (i) first, to Desjardins, in respect of its Bridge Loan, the outstanding principal amounts under the Desjardins Bridge Loan and pay all other amounts owing to Desjardins under the Bridge Facility and (ii) second, to Desjardins, as lender under the Desjardins Credit Facility, any amount then payable under the existing Desjardins Credit Facility, including amendment fees, deferred interest and monthly fees, with the aggregate cash payment to Desjardins under the Bridge Facility and the Desjardins Credit Facility estimated to be approximately $7.1 million, assuming completion of the Equity Financing on January 31, 2025. An additional $875,000 would be capitalized and added to the principal balance of the existing $30 million term loan under the Desjardins Credit Facility (the “Desjardins Term Loan”).

In the event the Company raises less than US$35.0 million in one or more Equity Financing transactions, FS and IQ would each have the right, but not the obligation, to convert their Bridge Loans (including the amount of original issue discount) into securities of the Company issued in the Equity Financing at a price reflecting an approximately 11% discount to the offer price in the Equity Financing.

The Bridge Facility contains certain affirmative and negative covenants, including without limitation, those set forth below:

●	Provision to the Bridge Lenders of certain information, including updates on the status of the Equity Financing.

●	Limitations on debt incurrence, investments, dividends, repayments on the PIPE Convertible Notes or on the IQ Loan Agreement, amendments to the License Agreement and the Collaboration Agreement with Texas Instruments, any other agreements with Texas Instruments, certain license grants, liens, asset dispositions and capital expenditures

The Company has agreed to grant to the Bridge Lenders a first ranking hypothec and, if applicable, security interest on the universality of each of the Company’s and VayaVision’s movable (personal) and immovable (real) property, tangible and intangible, present and future, including their respective intellectual property, computer equipment, office supplies, furniture and equipment applicable, in each case to secure the obligations of the Company and VayaVision under the Bridge Facility.

IQ Credit Facilities

On January 23, 2020, the Company entered into a non-interest bearing loan agreement with IQ (the “PRSI”) providing for a loan of up to $19.8 million. The PRSI was then amended by (i) an amendment agreement executed as of March 30, 2021 and (ii) an amendment agreement dated June 12, 2023 (the “PRSI Amendment” and together with the PRSI, the “IQ Loan Agreement”) pursuant to which, inter alia, the loan was transformed into an interest-bearing loan (pay-in-kind interest at 12.0% per annum) and the amount available was reduced to approximately $19.3 million. In connection with this amendment, IQ’s hypothec on the universality of the Company’s assets was subordinated to that of Desjardins and the PIPE Investors. The loan is repayable in 42 equal monthly payments (including capitalized interest) starting after the moratory period ending on September 30, 2026. Interest accrues on the IQ Loan Agreement from the date of the PRSI Amendment at a rate of 12% per year which will be capitalized until the end of the aforementioned moratory period. As at December 31, 2024, there was $19.2 million outstanding under the loan.

In conjunction with the IQ Loan Agreement the Company issued 13,890 warrants in FY2021 to IQ with a strike price of $138.68, based on the total amount drawn as at September 30, 2021. The warrants may be exercised, in whole or in part, for a period of five years following the issue of the warrants. These warrants met the definition of a derivative liability and were therefore recorded at fair value. Once the warrants were issued to IQ, they met the fixed-for-fixed criteria for classifying financial instruments as equity since the warrants were settleable in a fixed number of Class C preferred shares at a fixed price per share. Upon each warrant issuance that was fully vested during the year ended September 30, 2021, the respective derivative warrant liability amount was reclassified to equity for an amount of $670,703. Refer to note 15, Warrants, of LeddarTech’s annual audited consolidated financial statements (restated) for FY2022 for more details.

The IQ Loan Agreement contains certain affirmative and negative covenants and default provisions, including, without limitation, those set forth below:

●	Provision of annual audited consolidated financial statements, one-year projected financial statements annually, quarterly unaudited financial statements and an annual report from the independent auditors regarding certain expenses and related financing activities.

●	Limitations on debt incurrence, liens, asset dispositions and asset locations.

●	Obligation to maintain its core operations and intellectual property related to the project financed with the IQ Loan Agreement LiDAR development) in the Province of Québec.

●	Cross default in respect of obligations in excess of $100,000.

The Company granted to IQ, as lender under the IQ Loan Agreement, a hypothec of $23.76 million over the universality the Company’s movable assets, present and future, ranking after the security of Desjardins (as defined below) and of the PIPE Investors.

On May 1, 2023, the Company entered into a secured temporary bridge loan with IQ (the “IQ Bridge Loan”) pursuant to which IQ extended to the Company a temporary term loan in an aggregate principal amount of $5.0 million disbursable in multiple tranches. As of June 12, 2023, an amount of $3.75 million had been disbursed. An amount equal to approximately $3.8 million representing the capital, interest, fees and other amounts owing by the Company to IQ under the IQ Bridge Loan was repaid in full on June 12, 2023 with PIPE Financing proceeds received at the completion of Tranche A and the IQ Bridge Loan and all security therefore were terminated.

Desjardins Credit Facility

On April 5, 2023, the Company, as borrower, and VayaVision, as guarantor, entered into the Desjardins Credit Facility with Desjardins. The Desjardins Credit Facility amended and restated an existing financing offer originally entered into in January 2020, as subsequently amended and restated and further amended, and under which the Company had borrowed $30.0 million in the form of the Desjardins Term Loan. The Company had also borrowed $2.5 million in the form of a bridge loan under the Desjardins Credit Facility (the “Desjardins Bridge Loan”). The Desjardins Bridge Loan was repaid in full with PIPE Financing proceeds received at the completion of Tranche A.

As at December 31, 2024, the aggregate principal amount outstanding under the Desjardins Term Loan was $30.6 million, and bore interest based on the Canadian prime rate of 5.45%, plus 4.00%. The Desjardins Term Loan matures on January 31, 2026, but is subject to earlier mandatory prepayment following: (i) the receipt of net cash proceeds from the sale of equity securities by the Company or a guarantor in excess of US$44.0 million (including from the PIPE Financing, but excluding amounts from the Trust Account), but only in the amount of 10.0% of such excess; (ii) the receipt of net cash proceeds from the sale of assets of the Company’s modules and components business units, to the extent of such net cash proceeds; and (iii) completion of the Business Combination, to the extent of any net cash proceeds from the Trust Account in excess of US$17.0 million. The Company may prepay, without penalty, amounts under the Desjardins Term Loan at any time. The Company has further agreed with Desjardins, no later than August 5, 2025, to have either (x) launched a formal merger and acquisition process with an investment bank selected by the board of directors of the Company and received expressions of interest in connection with such process, or (y) entered into a non-binding term sheet in respect of an equity or debt financing which would allow for the repayment in full of all amounts owing under the Desjardins Credit Facility.

A series of amendments were made to the Credit Facility on October 13, 2023 (Fourth Amendment), October 20, 2023 (Fifth Amendment), October 31, 2023 (Sixth Amendment) and December 8, 2023 (Seventh Amendment). These amendments modified the existing terms of the Desjardins Credit Facility to facilitate completion of the Business Combination by, among other things, to (i) extending the latest date on which the Tranche B of the SPAC Offering must be funded to December 22, 2023, (ii) extending the date on which the payment of interest for the months of October and November 2023 may be made, (iii) reducing the Minimum Cash Covenant for the period from the date of the disbursement of the Tranche A of the PIPE Financing until October 31, 2023 from $2.5 million to $1.5 million, to $0 until the Closing Date of the Business Combination and from $10.0 million to $5.0 million at all times after the Closing Date of the Business Combination and (iv) increasing the aggregate principal amount of the PIPE financing to a minimum of $44.0 million.

In conjunction with the Credit Facility October 2023 Amendments, LeddarTech issued to Desjardins warrants to purchase Company Common Shares at $0.01 per share, which warrants were assumed by the Company and were exercised by Desjardins on May 16, 2024 for 250,000 Company Common Shares at $0.01 per share.

The warrants were recorded as a reduction of the Credit Facility, with a corresponding increase in Reserve – Warrants in Equity of $1.6 million.

The Desjardins Credit Facility was further amended on July 5, 2024 (Ninth Amendment), July 26, 2024 (Tenth Amendment), August 5, 2024 (Eleventh Amendment), August 14, 2024 (Twelfth Amendment), August 16, 2024 (Thirteenth Amendment), December 6, 2024 (Fourteenth Amendment) and February 2, 2025 (Fifteenth Amendment) to reduce the Minimum Cash Covenant to (i) $3.5 million from July 5, 2024 to July 6, 2024, (ii) $1.8 million from July 7, 2024 to July 26, 2024, (iii) $1.3 million from July 27, 2024 to August 5, 2024, (iv) $250,000 from August 6, 2024 to August 19, 2024, (v) $1.0 million from August 20, 2024 to December 6, 2024, (vi) $1.0 million from the earlier of (w) December 13, 2024 and (x) the date of the full disbursement of the First Royalty Installment to the earlier of (y) the date of completion of one or more Equity Financing transactions (the “Short-Term Outside Date”) and (z) February 28, 2025, and (vii) $5.0 million at all times after the earlier of the Short-Term Outside Date and February 28, 2025. Desjardins also agreed, pursuant to the terms of the Fifteenth Amendment, to temporarily postpone payment of interest for the months of July, August, September, October, November and December 2024 until the earlier of (x) the date on which a default under the Desjardins Credit Facility has occurred and is continuing, (y) the Short-Term Outside Date and (z) February 28, 2025, and with the interest payments for each subsequent month to be made on the fifth day of each month.

Additionally, the Desjardins Credit Facility was amended on August 16, 2024 (Thirteenth Amendment) and December 6, 2024 (Fourteenth Amendment) to align the Desjardins Credit Facility with the Bridge Facility, among other amendments, (i) excepting from the required repayment of the Desjardins Credit Facility of 10% from the net proceeds of the TI Pre-paid Royalty Fee and the Equity Financing, (ii) on the Short-Term Outside Date, requiring repayment, in an amount of (x) the outstanding principal amounts under the Desjardins Bridge Loan, (y) all other amounts owed to Desjardins under the Bridge Facility, and (z) any amount payable under the Desjardins Credit Facility, including amendment fees, with such cash payment to Desjardins estimated to be approximately $7.1 million, assuming completion of the Equity Financing on January 31, 2025. An additional $875,000 would be capitalized and added to the principal balance of the Desjardins Term Loan. The Fourteenth Amendment also provided that a failure to receive the First Royalty Installment by December 13, 2024, and a failure to complete the Equity Financing by January 31, 2025, would constitute liquidity events triggering repayment of the Desjardins Term Loan. The First Royalty Installment was received on December 12, 2024.

The Fifteenth Amending Agreement to the Desjardins Credit Facility also provides for a monthly payment by LeddarTech to Desjardins of $125,000, which monthly fee is earned and payable on the first day of each month, until the Short-Term Outside Date, which must occur on or prior to February 28, 2025. The payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) January 2025 is postponed to the earlier of (i) the Short-Term Outside Date, and (ii) February 28, 2025.

While it is expected that receipt of the proceeds from the Bridge Facility and from other sources of capital, including the SEPA, may enable LeddarTech to comply with the Minimum Cash Covenant, LeddarTech may in the future be unable to comply with the minimum cash balance requirement, absent an agreement by the lender to further amend, waive or otherwise provide relief from this Minimum Cash Covenant, unless it raises additional capital and/or implements its cost management plan. If LeddarTech is unable to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, Desjardins, or following receipt of any such relief is nonetheless unable to comply with its terms, and as a result LeddarTech were to fail to comply with such minimum cash balance requirements, Desjardins would have the right to declare the Desjardins Term Loan to be due and payable, and if it elected to do so, approximately $131.5 million aggregate principal amount of indebtedness of LeddarTech (including the convertible notes issued in the PIPE Financing) as of December 31, 2024 plus payment in kind (PIK) interest accrued on the PIPE would also be subject to acceleration. While LeddarTech may seek additional financing to avoid or cure such an outcome or seek from Desjardins further forbearance, waiver or other relief from such requirements, there is no assurance that it would be able to do so on commercially reasonable terms, or at all. In such circumstances, LeddarTech’s ability to continue as a going concern would be materially and adversely affected and investors in LeddarTech’s Common Shares could lose all or a substantial part of their investment.

The Desjardins Credit Facility contains certain affirmative and negative covenants, including financial covenants, including, without limitation, those set forth below:

●	Maintenance of an unencumbered cash balance equal to or greater than $5.0 million following completion of the Business Combination.

●	Provision of audited annual financial statements, unaudited monthly and quarterly financial statements, cash flow projections, debt repayment plans and certifications regarding the foregoing

●	Limitations on debt incurrence, investments, dividends, repayments on convertible notes issued in the PIPE Financing or on the IQ Loan Agreement, liens, asset dispositions and capital expenditures.

As discussed under “— Liquidity and Capital Management,” in the event we are unable to raise additional capital, we would likely need to enter into a forbearance agreement, waiver or amendment with respect to, or obtain a waiver or other relief from, the unencumbered cash balance covenant.

As of December 31, 2024, the Company was in compliance with all financial covenants under the Desjardins Credit Facility.

The Desjardins Credit Facility was amended to add a conversion feature at the option of the lender upon a liquidity event in February 2021, and to be then removed under the second amendment concluded in November 2021. The first and second amendments were considered fundamental changes to the terms of the Desjardins Credit Facility, and they were accounted for as extinguishments of the existing term loan and recognition of new loans, resulting in loss on extinguishment, calculated as the difference between the amount derecognized and the initial measurement of the modified loan recognized at fair value for a total loss of $0.6 million and $0.4 million, respectively. For more details, refer to note 24 to the Company’s annual audited consolidated financial statements for FY2023.

The Company granted to Desjardins a hypothec in the amount of $60.0 million over the universality of the Company’s movable assets, present and future. LeddarTech Holdings Inc. has guaranteed the obligations of the Company under the Desjardins Credit Facility and has granted to Desjardins a hypothec of $60.0 million over the universality LeddarTech Holdings Inc.’s movable assets, present and future. The Company also granted Desjardins a first ranking fixed charge and pledge over all of its shares in VayaVision. The Desjardins Term Loan also is guaranteed by VayaVision, and the payment obligations of VayaVision under said guarantee are limited to amounts that VayaVision may distribute as dividend to its shareholders under Israeli Companies Law. VayaVision also granted Desjardins a first ranking floating charge over all its rights (including goodwill), assets (tangible and intangible) and property of whatsoever nature and wheresoever located, both present and future. Certain intellectual property assets of VayaVision are subject to a master depositor escrow agreement entered into on June 12, 2023 by and between VayaVision and ESOP Management and Trust Services Ltd., as escrow agent, pursuant to which Desjardins is the primary beneficiary and the Hypothecary Representative (as defined below) is the secondary beneficiary (the “Israeli Escrow Agreement”) and certain intellectual property assets of the Company are subject to an amended and restated software escrow agreement entered into on June 12, 2023 by and among, the Company, Praxis Technology Escrow, as escrow agent, Desjardins, as primary beneficiary, and the Hypothecary Representative (as defined below), as secondary beneficiary (the “Canadian Escrow Agreement”).

PIPE Financing

On June 12, 2023, concurrently with the execution of the BCA described in “Business Combination and Public Company Costs” section, LeddarTech entered into the Subscription Agreement with certain investors, including the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase the PIPE Convertible Notes in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”), payable in two tranches.

The issuance of the first tranche (“Tranche A”) of the PIPE Financing was contingent upon, among other things, the execution of the Business Combination Agreement. The Subscription Agreement provides that each PIPE Investor participating in Tranche A received (a) a secured convertible note issued by LeddarTech in a principal amount equal to such PIPE Investor’s Tranche A investment and convertible into Class D-1 Preferred Shares or into Common Shares after the Closing, with the Company as LeddarTech’s successor, at an initial conversion price of US$10.00 per share as provided in the Subscription Agreement, and (b) a warrant certificate entitling such PIPE Investor to purchase LeddarTech Inc. Class D-1 Preferred Shares at an exercise price of $0.01 per share at any time prior to the date that is 14 calendar days after the conditions of LeddarTech and the PIPE Investors to consummate the Tranche A transaction have been met, representing 2.75 Class D-1 Preferred Shares for each $100.00 of the Tranche A investment paid by such PIPE Investor under the Subscription Agreement.

The issuance of the second tranche of PIPE Convertible Notes (the “Tranche B Notes”) was contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreement provided that each PIPE Investor participating in Tranche B will receive a secured convertible note issued by NewCo in a principal amount equal to such PIPE Investor’s Tranche B investment and convertible into Common Shares, at an initial conversion price of US$10.00 per share as provided in the Subscription Agreement.

On October 30, 2023, LeddarTech entered into an amendment to the Subscription Agreement with the PIPE Investors, pursuant to which the PIPE Investors agreed to accelerate the timing of a portion of their purchase of Tranche B of the PIPE Financing (“Tranche B-1”), with the remaining portion to be purchased upon consummation of the Business Combination (“Tranche B-2”). The amendment to the Subscription Agreement provided that each PIPE Investor participating in Tranche B-1 would receive a secured convertible note issued by the Company in a principal amount equal to such PIPE Investor’s Tranche B-1 investment and convertible into Class D-1 Preferred Shares before the Closing or if the Closing does not occur, or into Common Shares after the Closing, with the Company as LeddarTech’s successor, as provided in the amendment, and (b) a warrant certificate entitling such PIPE Investor to purchase Class D-1 Preferred Shares at an exercise price of $0.01 per share on or before the first business day after the conditions of LeddarTech and the PIPE Investors to consummate the Tranche B-1 transaction have been met, representing 0.6 Class D-1 Preferred Shares for each US$100.00 of the Tranche B-1 investment paid by such PIPE Investor under the amendment.

The Tranche A subscription was completed in June 2023 and July 2023. Tranche B-1 was completed in October 2023 with the remaining Tranche B-2 completed at closing of the BCA. All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive 8,553,434 Common Shares upon the closing of the Business Combination.

The convertible notes have an interest rate of 12% that compounds annually as an increase to the principal amount of the convertible notes and are convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share.

All the convertible notes issued in relation with the PIPE Financing are guaranteed by VayaVision and NewCo and the payment obligations of VayaVision thereunder are limited to amounts that VayaVision may distribute as dividends to its shareholders under Israeli Companies Law. VayaVision also granted to TSX Trust Company, as agent and hypothecary representative for the PIPE Investors pursuant to a collateral agency agreement dated as of June 12, 2023 (the “Hypothecary Representative”), a second ranking floating charge over all its rights (including goodwill), assets (tangible and intangible) and property of whatsoever nature and wheresoever located, both present and future. The Company granted to the Hypothecary Representative a hypothec in the amount of $60.0 million over the universality of the Company’s movable assets, present and future, ranking after the security of Desjardins. The Company also granted to the Hypothecary Representative a second ranking fixed charge and pledge over all of its shares in VayaVision. LeddarTech Holdings Inc. granted to the Hypothecary Representative a hypothec in the amount of $60.0 million over the universality of LeddarTech Holdings Inc.’s movable assets, present and future, ranking after the security of Desjardins. The Hypothecary Representative is also a secondary beneficiary under the Israeli Escrow Agreement and the Canadian Escrow Agreement.

The Agreement contains customary covenants that provide for, among other things, limitations on indebtedness and fundamental changes, and reporting requirements.

Warrant liabilities

Upon close of the Business Combination, the Company assumed through the Transactions, public warrants, private warrants and vesting sponsor warrants (“Public Warrants”, “Private Warrants” and “Vesting Sponsor Warrants”, collectively “the Warrants”) in connection with the BCA and plan of arrangement. There was no transaction and no change in fair value of all warrants during the period.

Refer to Note 6 of the Company’s Q1-2025 unaudited interim condensed consolidated financial statements.

Capital stock

The Company is authorized to issue an unlimited number of common shares, without par value, an unlimited number of Class A Non-Voting Special Shares, Class B Non-Voting Special Shares, Class C Non-Voting Special Shares, Class D Non-Voting Special Shares, Class E Non-Voting Special Shares and Class F Non-Voting Special Shares and an unlimited number of preferred shares issuable in series.

Following the consummation of the Business Combination, there were approximately(i) 28,770,930 Common Shares outstanding; (ii) 2,031,250 Class A Non-Voting Special Shares outstanding, (iii) 999,963 Class B Non-Voting Special Shares outstanding, (iv) 999,963 Class C Non-Voting Special Shares outstanding, (v) 999,963 Class D Non-Voting Special Shares outstanding, (vi) 999,963 Class E Non-Voting Special Shares outstanding, (vii) 999,963 Class F Non-Voting Special Shares outstanding, and (viii) no preferred shares outstanding.

Upon close of the acquisition of Prospector, the Company issued through the Transactions, Class A non-voting special shares to Prospector Sponsor in connection with the BCA and plan of arrangement. The Class A non-voting special shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing.

On December 21, 2023, LeddarTech shareholders were issued Earnout Non-Voting Special Shares consisting of 999,963 Class B Non-Voting Special Shares, 999,963 Class C Non-Voting Special Shares, 999,963 Class D Non-Voting Special Shares, 999,963 Class E Non-Voting Special Shares and 999,963 Class F Non-Voting Special Shares.

The Earnout Non-Voting Special Shares were valued at the time of issuance at per share amounts ranging from $3.78 (US$2.84) to $5.22 (US$3.93) based on option pricing models that consider the vesting terms of the instruments issued.

During FY2024, 682,685 Common Shares were issued following the exercise of warrants, the exercise of RSUs, in connection with the BCA and in connection with the SEPA. Refer to Notes 15 and 19 of the Company’s audited annual consolidated financial statements for FY2024 for more details.

As of December 31, 2024 the Company held no common shares as treasury shares.

Refer to Note 6 of the Company’s Q1-2025 unaudited interim condensed consolidated financial statements.

Redeemable stock options

The redeemable stock options, representing a non-current liability of $6.1 million as at September 30, 2023, were exercisable at any moment on or after the 10th anniversary of each plan (MSOP, MSOP II and MSOP III) or prior to this date if an IPO or Liquidation event occurs. As a part of the transaction, the redeemable stock options were converted into new non-redeemable stock options, representing a gain on modification of stock options of $6.0 million for Q1-2024.

Standby Equity Purchase Agreement

In furtherance of addressing our liquidity needs, on April 8, 2024, the Company entered into the SEPA with Yorkville, effective April 15, 2024, pursuant to which the Company, assuming satisfaction of certain conditions and subject to the limitations set forth in the SEPA, has the right from time to time, but not the obligation, to issue and sell to Yorkville up to US$50.0 million in Common Shares until the earlier of May 1, 2027 or the date on which the facility has been fully utilized. The Company has the right to terminate the SEPA upon five trading days’ prior written notice to Yorkville, subject to certain conditions.

In accordance with our obligations under the SEPA, we have filed the SEPA Registration Statement with the SEC to register under the Securities Act the resale by Yorkville of the SEPA Shares. The Common Shares will be purchased at a price equal to (i) 96% of the VWAP of the Common Shares during the period commencing upon receipt by us of written confirmation of acceptance of the Advance Notice by Yorkville, and ending on 4:00 p.m. New York City time on the applicable Advance Notice date, subject to a volume threshold as described in the SEPA (“Option 1”) or (ii) 97% of the lowest daily VWAP of the Common Shares during the three consecutive trading days commencing on the Advance Notice date (“Option 2”); provided, however, that with respect to any Option 2 Advance, we may establish a minimum acceptable price in each Advance Notice below which we will not be obligated to make any sales to Yorkville. Each Advance, if any, by the Company to Yorkville under the SEPA is subject to a maximum amount equal to (1) the greater of an amount equal to 100% of the daily trading volume of the Common Shares stock, as reported by Bloomberg L.P., during the five trading days immediately preceding an Advance Notice or (2) 500,000 Common Shares. Because shares issued under the SEPA are sold at a discount to the then-current market price, in light of the current market price the amount that could be raised pursuant to the SEPA may be significantly lower than US$50.0 million. For more information, see “Item 3.D. Risk Factors — Risks Related to Our Business — It is not possible to predict the actual number of shares we will sell to Yorkville under the SEPA, or the actual gross proceeds resulting from those sales.”, in our 2024 Annual Report.

During any trading day within a Pricing Period (as defined in the SEPA), two conditions will trigger an automatic reduction to the amount of the Advance: either (i) with respect to an Option 1 Advance Notice, if the total number of Common shares traded on the applicable stock market or exchange during such Pricing Period is less than the volume threshold (as described in the SEPA), by the greater of (a) 30% of the trading volume of the Common Shares on the applicable stock market or exchange during such Pricing Period as reported by Bloomberg L.P., or (b) the number of Common Shares sold by Yorkville during such Pricing Period, but in each case not to exceed the amount requested in the Advance Notice or (ii) with respect to an Option 2 Advance Notice, if (A) VWAP of the Common Shares is below the minimum acceptable price in effect with respect to such Advance Notice, or (B) there is no VWAP (each such day, an “Excluded Day”), by 33% (the resulting amount of each Advance being the “Adjusted Advance Amount”), and each Excluded Day will be excluded from the Option 2 Pricing Period for purposes of determining the market price. Additionally, the total Common Shares in respect of each Advance with any Excluded Day(s) (after reductions have been made to arrive at the Adjusted Advance Amount) will be increased by such number of Common Shares (the “Additional Shares”) equal to greater of (a) the number of Common Shares sold by Yorkville on such Excluded Day(s), if any, or (b) such number of Common Shares elected to be subscribed for by Yorkville, and the subscription price per share for each Additional Share will be equal to the minimum acceptable price in effect with respect to such Advance Notice multiplied by 97% (without any further discount), provided that this increase will not cause the total Advance Common Shares to exceed the amount set forth in the original Advance Notice or any limitations set forth in the SEPA. Each Advance, if any, is subject to certain limitations, including that Yorkville cannot purchase any Common Shares that would result in it beneficially owning more than 9.99% of the Company’s outstanding voting power or number of Common Shares at the time of an Advance.

From December 9, 2024, through January 16, 2025, we have issued 7,195,000 common shares under the SEPA agreement, generating net proceeds of US$11.3 million.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to various risks in relation to financial instruments. The main types of risks are foreign exchange risk, interest rate risk and liquidity risk. The Company currently does not use financial derivative instruments to manage these risks. While LeddarTech could enter into hedging contracts from time to time, any change in the cash flow and the fair value of the contracts may be offset by changes in the underlying value of the transactions being hedged. For more details refer to Note 28 of the audited annual consolidated financial statements of the Company for FY2024, FY2023 and FY2022.

Foreign exchange risk

Since the Company operates internationally, it is exposed to foreign exchange risk as a result of potential exchange rate fluctuations related to non-intragroup transactions and the financing of the development activities of its subsidiary VayaVision who operates in Israeli using mainly USD and NIS currencies. Fluctuations in the Canadian dollar and the exchange rates could have potentially significant impact on the Company’s results of operations.

Interest rates

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates as described in the section titled “Liquidity and Capital Resources” section. The Company is also exposed to change in fair value of financial instruments with fixed interest rates.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or can only do so at excessive cost. The Company manages this risk by maintaining detailed cash forecasts and long-term operating and strategic plans. The adequacy of liquidity is assessed in view of operational needs, sales forecasts and maturity of indebtedness. The Company is confident that the future cash flows from operations and cash will allow for the realization of assets and settlement of liabilities in the normal course of business as they become due. The Company also continually monitors any financing opportunities to optimize its capital structure.

Accounting and disclosure matters

Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts of revenue, expenses, assets and liabilities and the accompanying disclosures. Actual results could differ significantly from these estimates.

The key judgments, estimates and assumptions that have a risk of causing a material adjustment to the carrying value of certain assets and liabilities are related to:

●	Development costs;

●	Discontinued operations;

●	Government grant liability;

●	Stock-based compensation;

●	Recoverable amount of a group of assets of a CGU; and

●	Significant Estimates for debt, including bifurcation.

●	Term loan

●	Contingent consideration payable

For a more detailed discussion on these areas requiring the use of management estimates, judgments, and assumptions, please refer to Note 3 to LeddarTech’s audited annual consolidated financial statements and the annual MD&A of the Company at and for FY2024, FY2023 and FY2022.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, LeddarTech is an emerging growth company. As such, LeddarTech is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

LeddarTech will remain an emerging growth company under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of US$1.07 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than US$1 billion in non-convertible debt in the prior year period, (iii) the last day of the fiscal year following the fifth anniversary of the Prospector’s initial public offering, or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and shares of common equity securities held by non-affiliates of US$700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act, for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.

Non-IFRS financial measures

EBITDA and Adjusted EBITDA are non-IFRS financial measures. A non-IFRS financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in Company’s consolidated primary financial statements.

In Q2-2024, the Company started to use these two new non-IFRS financial measures because we believe these non-IFRS financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-IFRS financial measures that we use to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

EBITDA (loss) is calculated as net earnings (loss) before interest expenses (income), deferred income taxes, depreciation of property and equipment, depreciation of right-of-use assets and amortization of intangible assets. The Company believes that EBITDA (loss) is a meaningful measurement since it is a key measure used to evaluate performance at a consolidated level. EBITDA (loss) is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance. EBITDA (loss) should not be considered as an alternative to net loss in measuring performance, nor should it be used as a measure of cash flow.

Adjusted EBITDA (loss) is calculated as EBITDA (loss), adjusted for foreign exchange gain (loss), loss (gain) on revaluation of financial instruments carried at fair value, gain or loss on lease modification, share-based compensation, listing expense, transaction costs, restructuring costs and impairment loss on intangible assets.

The Company believes that Adjusted EBITDA (loss) is a meaningful measure since it allows to assess the Company’s operating performance and financial position between periods without the variances created by the impact of the above-noted items. The Company believes that these measures are important supplemental measures because they eliminate items that are less indicative of our core business performance and could potentially distort the analysis of trends in our operating performance and financial position. The Company considers that these non-IFRS financial measures, in addition to the financial measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance, and future prospects in a manner similar to management.

Internal Control over Financial Reporting

Prior to completion of the Business Combination, the Company was a private company and we addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources.

In the course of preparing for the Business Combination we evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and Canadian Securities Administrators National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings). Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on such evaluation, the Company concluded that it has remediated its previously reported material weaknesses in its disclosure controls and procedures. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim condensed consolidated financial statements may not be prevented or detected on a timely basis.

Foreign Private Issuer Status

LeddarTech qualifies as a “foreign private issuer” as defined under SEC rules. Even after LeddarTech no longer qualifies as an emerging growth company, as long as LeddarTech continues to qualify as a foreign private issuer under SEC rules, LeddarTech is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

●	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

Notwithstanding these exemptions, LeddarTech will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. In addition, LeddarTech will furnish with the SEC on Form 6-K periodic reports and other documents filed with the Canadian Securities Administrators.

LeddarTech may take advantage of these exemptions until such time as LeddarTech is no longer a foreign private issuer. LeddarTech would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if LeddarTech no longer qualifies as an emerging growth company, but remains a foreign private issuer, LeddarTech will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because LeddarTech qualifies as a foreign private issuer under SEC rules, LeddarTech is permitted to follow the corporate governance practices of Canada (the jurisdiction in which LeddarTech is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to LeddarTech.

If at any time LeddarTech ceases to be a foreign private issuer, LeddarTech will take all action necessary to comply with the SEC and Nasdaq Listing Rules, including by appointing a majority of independent directors to its board of directors and having compensation and nominating committees that are comprised solely of independent directors, subject to a permitted “phase-in” period.

Subsequent Events

Amendments to Credit Facility and Bridge Financing Offer

On February 3, 2025, the Company announced that it has entered into:

●	a fifteenth amending agreement (the “Fifteenth Amending Agreement”) with Desjardins with respect to the amended and restated financing offer dated as of April 5, 2023, pursuant to which Desjardins has agreed to, among other things, (1) temporarily postpone payment of interest for the months of July through December 2024 until the earlier of (i) the date of the final disbursement of one or several equity investments in the borrower for minimum gross proceeds amount of US$35,000,000 in the aggregate (the “Short-Term Outside Date”), and (ii) February 28, 2025; and (2) temporarily reduce the minimum cash covenant under the Desjardins Credit Facility to $1,000,000 until the earlier of (i) the Short-Term Outside Date, and (ii) February 28, 2025, and a minimum cash balance of $5,000,000 at all times after such date;

●	a third amending agreement (the “Third Amending Agreement”) Bridge Lenders with respect to the Bridge Financing Offer dated as of August 16, 2024 pursuant to which the Bridge Lenders have agreed to, among other things, extend the maturity of the bridge loan to the earlier of (i) February 28, 2025 and (ii) the business day following the Short-Term Outside Date.

The Fifteenth Amending Agreement to the Desjardins Credit Facility also provides for a monthly payment by LeddarTech to Desjardins of $125,000, which monthly fee is earned and payable on the first day of each month, until the Short-Term Outside Date, which must occur on or prior to February 28, 2025. The payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) January 2025 is postponed to the earlier of (i) the Short-Term Outside Date, and (ii) February 28, 2025.

OEM Design Win for LeddarVision ADAS Solution

On February 3, 2025, LeddarTech announced that the Company has been selected by one of the world’s leading commercial vehicle OEMs (original equipment manufacturers) to be the fusion and perception software supplier for their ADAS program for 2028 model year vehicles.

LeddarTech revenue from this design win is expected to begin in 2025 for engineering services, with per-vehicle royalty revenue anticipated in late 2027. While project work is to commence immediately, the arrangement remains subject to the parties entering into definitive agreements.

Listing Transfer to the Nasdaq Capital Market

On February 5, 2025, the Company announced that it has received approval from the Nasdaq Stock Market (“Nasdaq”) to transfer the listing of its securities from the Nasdaq Global Market to the Nasdaq Capital Market. The Company’s Common Shares and publicly traded warrants will continue to trade under the symbols “LDTC” and “LDTCW,” respectively. The transfer of the Company’s listing to the Nasdaq Capital Market is not expected to have any impact on trading in the Company’s securities. This transfer took effect on February 6, 2025.

As previously disclosed, the Company received notifications from Nasdaq indicating the Company had failed to comply with certain continued listing requirements for the Nasdaq Global Market. In connection with the transfer of its listing to Nasdaq Capital Market, the Company had either cured such deficiencies or met the applicable standards on the Nasdaq Capital Market and will be subject to robust Nasdaq Capital Market listing standards going forward.